Exhibit 99.1

GOLD RESERVE OBTAINS SHAREHOLDER APPROVAL AND
FINAL ORDER FOR RETURN OF CAPITAL TRANSACTION

Spokane, Washington, June 13, 2019                                                                                    NR 19-05

Gold Reserve Inc. (TSXV: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce that, at the annual general and special meeting of holders (the “Shareholders”) of its Class A common shares (the “Class A Shares”) held today (the “Meeting”), Shareholders overwhelmingly voted in favour of the special resolution (the “Arrangement Resolution”) to approve the previously announced return of capital transaction by way of a plan of arrangement (the “Return of Capital Transaction”). Subject to the terms and conditions of the plan of arrangement, Shareholders will receive approximately US$75 million, or approximately US$0.76 per Class A Share.

The Arrangement Resolution required approval by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Arrangement Resolution was approved by approximately 99% of the votes cast by all of the Shareholders eligible to vote at the Meeting.

Gold Reserve also obtained today the final order of the Alberta Court of Queen’s Bench which was required to complete the Return of Capital Transaction. It is expected that the Return of Capital Transaction will be completed on June 14, 2019. Full details of the Return of Capital Transaction are described in the Company’s management proxy circular and other related materials. Those documents are available without charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are posted on the Company’s website at www.goldreserveinc.com.

In addition to approval of the Arrangement Resolution, Shareholders also elected James H. Coleman, Rockne J. Timm, A. Douglas Belanger, James P. Geyer, Jean Charles Potvin, Robert A. Cohen and James Michael Johnston as directors of Gold Reserve to hold office until the next annual meeting or until their successors are duly elected or appointed, appointed PricewaterhouseCoopers LLP as auditors of the Company and received the audited financial statements of the Company for the year ended December 31, 2018.

Registered Shareholders are required to submit a letter of transmittal to Computershare Trust Company of Canada, the Company’s transfer agent, to receive the distribution payable pursuant to the Return of Capital Transaction. Non-registered Shareholders will have the distribution payable pursuant to the Return of Capital Transaction recorded in their accounts by their intermediaries and should contact their intermediaries with any questions about this process.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the completion of the Return of Capital Transaction. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the timing for the completion of the Return of Capital Transaction and the anticipated tax treatment for Shareholders of the Return of Capital Transaction. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2018 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2018 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.